Exhibit 14.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Prudential plc:

We consent to the incorporation by reference in the registration statement (No. 333-199148) on Form F-3 and the registration statements (No. 333-172493 and No. 333-192810) on Form S-8 of Prudential plc of our report dated 31 March 2015, with respect to the consolidated statement of financial position as at 31 December 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended and the related financial statement schedule and the effectiveness of internal control over financial reporting as at 31 December 2014, which report appears in the 31 December 2014 annual report on Form 20-F of Prudential plc.

31 March 2015	/s/ KPMG LLP

KPMG LLP
London, England